

November 8, 2021

Thomas A. Kelly
Chief Financial Officer
Crown Holidings, Inc.
770 Township Line Road
Yardley, PA 19067-4232

> **Re:  Crown Holidings, Inc.**
> **Form 10-K for the Year Ended December 31, 2020**
> **Form 8-K furnished July 19, 2021**
> **File No. 000-50189**

Dear Mr. Kelly:

   We have completed our review of your filing.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Manufacturing